9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, March 22nd, 2007

Your ref.: File No. 82-5212

Re: <u>Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)</u>

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI
ON TOP OF THE FEED CHAIN

Full year results 2006
Significant increase in net profit

Paris/Rotterdam, 21 March 2007

The Provimi Group (listed on Euronext Paris), one of the global leaders in the animal nutrition business, today announces its consolidated results for the full year 2006:

- **Profit from operations before other income and expenses increased by 17.3% to EUR 112.4 million (2005: EUR 95.8 million)**
- **Net profit up by 15.1% to EUR 54.8 million (2005: EUR 47.6 million)**
- **Excellent results in North America and emerging markets**

In addition to strong like-for-like profit growth, the Group further expanded its Premix, Specialties and Pet food activities with the acquisitions of Vita (Canada), Virtus Nutrition and Nutrius (California, USA) and private label Pet food assets (France).

Provimi's CEO Wim Troost commented: "We are extremely pleased to see that our strategy again proved to be effective. Despite difficult market circumstances in certain countries, including Poland, the Group achieved a significant increase in profit from operations before other income & expenses and in net profit. Many of our businesses contributed to this growth, with a particularly strong performance in North America and the emerging markets. Provimi will continue to pursue its successful strategy of investing in internal and external growth opportunities, going forward."

(In million €)	**31/12/2006**	31/12/2005	**Change**
Revenues	**1,823.2**	1,585.3	+15.0%
Profit from operations before other income & expenses	**112.4**	95.8	+17.3%
Profit from operations	**104.1**	98.2	+6.0%
Net profit – Group share	**54.8**	47.6	+15.1%
Earnings per share	**2.11**	1.83	

Revenues
Sales increased by 15% to EUR 1,823.2 million. Progress in volume and sales was broadly based, with a strong increase in North America, European pet food and the emerging markets. On a like-for-like basis sales grew by 9.5% partly driven by higher selling prices reflecting increased raw material costs. Acquisitions contributed EUR 64.7 million net to sales and more favourable exchange rates, mainly the Polish zloty, the Brazilian real and the Chilean peso, had an impact of EUR 20.4 million.

Profit from operations before other income & expenses
Profit from operations before other income & expenses improved by 17.3% to EUR 112.4 million (2005: EUR 95.8 million). Strong growth in higher margin products such as Premix, Specialties and Pet food, contributed to this result. An outstanding performance elsewhere in the Group was partly offset by a difficult year in Poland where margins were negatively impacted by adverse market conditions for customers and a delay in the pass-on of increased raw material costs. The Group's company wide procurement initiative started to contribute meaningfully to results in the second semester. Exchange rates had a positive effect of EUR 0.9 million and the net impact of acquisitions and divestments contributed EUR 8.0 million. Like for-like profit from operations increased by 8%.

In 2006, the Group further improved its product mix with the acquisition of the Canadian premix company Vita, the Californian premix and specialties businesses Nutrius and Virtus Nutrition, and the assets of a French pet food company. The combined purchase consideration (debt-free) amounted to EUR 25.4 million.

Other income and expenses
Other income and expenses mainly include the costs related to the integration of the Group's pet food activities in Europe and to the reorganisation of the Group's complete feed activities in Central and Eastern Europe to significantly reduce the manufacturing base.

Net financial costs
Finance costs were in line with 2005 at EUR 22.2 million. The impact of a higher average net debt due to new acquisitions was offset by the increase in cash flow from operations and a lower interest spread on the Group's borrowings.

Taxation
The effective tax rate of the Group reduced to 27.0 % (2005: 27.8%).

Net profit – Group share improved to EUR 54.8 million (2005: EUR 47.6 million), an increase of 15.1%. Consequently, earnings per share increased to EUR 2.11 (2005: EUR 1.83).

Net financial debt amounted to EUR 398.8 million on 31 December 2006 (on 31 December 2005: EUR 412.2 million).

Segment information by geography

	Revenues			Profit from operations before other income and expenses		
(In million EUR)	**31/12/2006**	31/12/2005	*Change*	**31/12/2006**	31/12/2005	*Change*
France	**154.9**	144.2	*+7.4%*	**12.6**	12.2	*+3.3%*
Poland	**349.6**	348.4	*+0.3%*	**14.8**	25.7	*-42.4%*
Rest of Europe	**795.3**	680.4	*+16.9%*	**52.9**	45.3	*+16.8%*
North America	**228.9**	178.8	*+28.0%*	**21.2**	14.5	*+46.2%*
Rest of the world	**294.5**	233.5	*+26.1%*	**19.4**	12.5	*+55.2%*
Holding & consolidation	-	-	-	**(8.5)**	(14.4)	*n.a.*
Total	**1,823.2**	1,585.3	*+15.0%*	**112.4**	95.8	*+17.3%*

Post-balance sheet events

On 30 January 2007 PAI and CVC signed through Provimlux Investment SA a share purchase agreement with Nutrilux Sarl, a company indirectly controlled by funds advised or managed by Permira Advisers LLP, to sell all the shares of Provimi SA (representing 74.05% of the share capital) held by Provimlux Investment SA. The deal is subject to approval by the competent competition authorities.

On 31 January 2007 Provimi Holding BV, in concert with Nutrilux Sarl, launched a tender offer for all the 7,728,659 outstanding shares of Provimi-Rolimpex SA, representing 22.25% of the share capital at a tender price of PLN 21.31.

The sale of the majority bloc of shares in Provimi SA will be completed following clearance from the competition authorities. As required by applicable stock exchange regulations, a mandatory public offer will be launched, following completion of the transaction, on all the remaining shares of Provimi SA.

Outlook 2007

During 2007, the Group will complete the integration of its recent acquisitions. This, together with continued internal growth will deliver further improvement to the product mix, growth in higher margin segments and deliver synergies. Although, as usual, there remains some uncertainty on raw material prices, the Group will continue to be cash generative and will actively look for accretive acquisitions. The re-organisation within Pet food and Complete Feed, especially in Poland, will start to have its effect during 2007. The re-organisation of the Group's procurement structure has been completed and will be further extended to other purchasing categories.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has sales of EUR 1.8 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0)1 34 82 79 04 or + 31 (0)10 423 95 85

Press relations:
Miriam ter Braak: + 31 (0)10 4 23 96 33, or mobile + 31 (0)6 511 23 766

This press release and the presentation will be available on the Group's website: http://www.provimi.com and will also be available upon request at the company's head office.

APPENDIX

Comments by geographical areas

In France, businesses pursued further growth in the domestic market as well as in export markets. Sales increased by 7.4% to EUR 154.9 million helped by good exports to Asia and Latin America. The ruminant sector performed well, benefiting from the introduction of new products and nutritional programmes. Despite difficult market circumstances, like-for-like profit from operations of the French businesses improved by 3.3%. In December 2006, a pet food private label business was acquired.

In Poland, unfavourable market conditions for customers negatively impacted results. The avian flu scare in the first half of the year resulted in a reduced demand for poultry, whilst the closure of the Ukrainian and Russian borders hampered the export of Polish pork meat. Overall feed volumes showed a slight increase over last year, but margins were under pressure as the strong increase in raw material prices due to bad weather conditions could only be passed on with a delay. Savings from the merger of the Polish subsidiaries are ahead of plan but this was insufficient to offset the shortfall in results, which reduced by over 40% to EUR 14.8 million. The planned significant reduction of the Polish manufacturing base will further contribute to future results.

In the Rest of Europe, sales and profit from operations showed good growth and included the full-year effect of acquisitions made in 2005, resulting in an increase of 17% compared to 2005. Margins in some countries were negatively influenced by high grain prices. Businesses in countries such as The Netherlands, the UK and Russia, performed particularly well and Bulgaria and Romania benefited from the upcoming EU integration. The pet food operations showed a significant volume growth, with a further strengthening of the Group's position in private label in leading hyper and supermarket channels. The integration of the European pet food businesses was completed and the new organisation became operational as per 1 January 2007.

In North America, excellent progress was booked with a 46% increase in profit from operations before other income and expenses. This was driven by a strong growth in market shares across all species, especially in the dairy and swine sector. New market initiatives in the specialties area and the continued emphasis on improving efficiency also made a positive contribution to growth. The premix acquisition of Vita Distribution greatly strengthened the Group's position in the Eastern Canadian market, while the acquisition of Nutrius and Virtus Nutrition in California gave the Group a significant position in the largest dairy market in the US.

In the Rest of the World, the sales and profit from operations growth were broad based delivering excellent results. Premix companies in Latin America showed good results in 2006. Fish Feed in Chile progressed strongly with a good contribution from the new joint venture with AquaChile. Other countries that performed notably well include Brazil, India, South Africa and Vietnam.

END